FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For December 1, 2006

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statement on Form F-3 (Registration No. 333-116044) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

        Attached to the Registrant’s Form 6-K for December 1, 2006 and incorporated by reference herein is the Registrant’s immediate report dated December 1, 2006.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) By:/s/ Yael Peretz —————————————— Yael Peretz, Adv. General Counsel

Dated: December 1, 2006

BLUEPHOENIX SOLUTIONS LTD.
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

        Notice is hereby given that an Annual General Meeting of Shareholders (the “Annual General Meeting” or the “Meeting”) of BluePhoenix Solutions Ltd. (the “Company”) will be held on Wednesday, December 27, 2006 at 10:00 A.M., at the offices of the Company, 8 Maskit St., Herzlia, Israel. The Annual General Meeting is for the following purposes:

(1)	To elect eight directors to the Board of Directors of the Company (in addition to two outside directors currently serving on the Board);

(2)	To reappoint the Company’s auditor, Ziv Haft, as the Company’s independent auditor for the period beginning on the Annual General Meeting and ending on the next annual general meeting;

(3)	To approve the compensation to be paid to officers who are also directors of the Company, including acceleration of vesting of options to purchase Ordinary Shares; and

(4)	To receive and consider the Consolidated Financial Statements of the Company for the year ended December 31, 2005.

        Shareholders of record at the close of business on December 6, 2006 are entitled to notice of and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person. Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

        Joint holders of shares should take note that, pursuant to Article 18.4 of the Articles of Association of the Company, the vote of the senior of joint holders of any shares who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of the shares, and for this purpose seniority will be determined by the order in which the names appear in the Company’s Register of Members.

By Order of the Board of Directors, GAD GOLDSTEIN Chairman of the Board of Directors

November 22, 2006

BLUEPHOENIX SOLUTIONS LTD.
8 Maskit St.
Herzlia, Israel

PROXY STATEMENT

        This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 0.01 nominal value (the “Ordinary Shares”), of BluePhoenix Solutions Ltd. (“BluePhoenix” or the “Company”) in connection with the solicitation by the Board of Directors of proxies for use at the Annual General Meeting of Shareholders (the “Annual General Meeting” or the “Meeting”), or at any postponement or adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Annual General Meeting will be held on Wednesday, December 27, 2006 at 10:00 A.M., at the offices of the Company, 8 Maskit St., Herzlia, Israel.

        It is proposed that at the Annual General Meeting: (i) 8 (eight) persons be elected to the Board of Directors (in addition to the two outside directors currently serving on the Board); (ii) Ziv Haft be reappointed as the Company’s independent auditor for the period ending on the next annual general meeting; (iii) the compensation to be paid to officers who are also directors of the Company, including acceleration of vesting of options to purchase Ordinary Shares, be approved; and (iv) the Consolidated Financial Statements of the Company for the year ended December 31, 2005 be received and considered.

        A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company not less than two hours prior to the time fixed for the Meeting, will be voted in favor of all the matters to be presented to the Meeting, as described above. On all matters considered at the Meeting, abstentions will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining if a quorum is present.

        Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on December 6, 2006 will be entitled to vote at the Meeting. Proxies are being mailed to shareholders on or about November 27, 2006, and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefore, may solicit proxies by telephone, telegram or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

        The Company had outstanding on November 22, 2006, 14,080,869 Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders holding in the aggregate no less than 35% of the outstanding Ordinary Shares present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth, as of November 22, 2006, the number of shares owned beneficially by (i) all shareholders known to the Company to own beneficially more than 5% of the Company’s shares; and (ii) all directors and officers as a group.

Name and Address	Number of Ordinary Shares Owned		Percent of Total Shares(1)

Formula Systems (1985) Ltd.
3 Abba Eban Boulevard Herzlia 46725, Israel	8,033,026	(2)	57.0%

Aaron Crystal	789,038	(3)	5.6%

Arie Kilman(4)	1,314,199		8.9%

All directors and officers as a group (10 persons)(5)	2,523,865		17.9%

(1)     Percentages in the above table are based on 14,080,869 Ordinary Shares outstanding as of November 22, 2006 and do not include 1,647,594 Ordinary Shares held by two wholly owned subsidiaries of the Company. Pursuant to Israeli law, these shares do not confer upon our subsidiaries any voting rights (although such shares entitle their holders to participation rights upon distribution).

(2)     Following a purchase transaction completed on November 20, 2006, 38.3% of the share capital of Formula Systems (1985) Ltd. (“Formula”) is owned by Emblaze Ltd. (“Emblaze”). Messrs. Naftali Shani and Eli Reifman hold 14% and 10% of the share capital of Emblaze, respectively. Both serve as directors of Emblaze.

(3)     Includes 294 shares beneficially owned by Anat Crystal, Mr. Crystal’s wife.

(4)     Number of shares owned includes options currently exercisable to purchase 725,000 Ordinary Shares.

(5)     Includes currently exercisable options to purchase 815,000 Ordinary Shares, held by certain directors and officers of the Company. Our chairman of the Board, Gad Goldstein, is a director and President of Formula and owns 3.0% of the outstanding shares of Formula. Dan Goldstein, brother of Gad Goldstein, resigned his office as Chairman of the Board and Chief Executive Officer of Formula on November 20, 2006.

ITEM 1 – ELECTION OF DIRECTORS

        The number of directors who serve as members of the Board of Directors is 10. Under the Companies Law, 1999 (the “Companies Law”) the Company is required to appoint at least two outside directors. Mr. Michael Chill and Ms. Amira Berkovitz-Amir currently serve as outside directors of the Company, and their term of service terminates on July 22, 2009 and on December 31, 2007, respectively.

        In addition to Mr. Michael Chill and Ms. Amira Berkovitz-Amir, who are currently serving as outside directors, the Board recommends 8 nominees to be elected to the Board of Directors at this Meeting. Each Board’s member refrains from making recommendation with respect to her or his election to the Board.

        It is intended that proxies (other than those directing the proxy holders to vote against the listed nominees or for certain of them or to abstain) will be voted for the election of the listed nominees named in the following table as directors of the Company. Each of the nominees listed under numbers 1 through 8 below shall hold office until the next Annual General Meeting and until his successor shall have duly taken office, unless his office is earlier vacated under any relevant provision of the Articles of Association of the Company.

        The Company is a “controlled company” as defined in Rule 4350(c)(5) of the NASDAQ Marketplace Rules since more than 50% of the Company’s voting power is held by Formula. See “Beneficial Ownership of Securities by Certain Beneficial Owners and Management.” Therefore, the Company is exempt from the requirement of having a majority of independent directors on its Board. However, under applicable NASDAQ rules, we are required to have at least three independent directors and to maintain an audit committee, whose members are independent of management. Our outside directors, Mr. Michael Chill and Ms. Amira Berkovitz-Amir, qualify as independent directors under the applicable NASDAQ rules and those of the Securities and Exchange Commission. We have established an audit committee, consisting of our two outside directors, as well as Mr. Gur Shomron. Under the Companies Law, each committee of the Board shall include at least one outside director and the Audit Committee shall include all the outside directors.

        The board has determined that both Michael Chill and Amira Berkovitz-Amir are “audit committee financial experts” as defined by applicable SEC regulations. Pursuant to the Companies Law, all outside directors must have financial and accounting expertise or professional qualifications, and at least one outside director must have financial and accounting expertise. The terms “financial and accounting expertise” and “professional qualifications” have been defined in regulations promulgated under the Companies Law. The Board has determined that our two outside directors meet the criteria defined in the Companies Law and the regulation promulgated thereunder.

        The affirmative vote of a majority of the Ordinary Shares represented at the Meeting in person or by proxy is required to elect the 8 nominees listed under numbers 1 through 8 below, as directors of the Company.

        In the event that any one or more of the nominees should be unable or unwilling to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the persons named in the proxy in accordance with their best judgment. The Company is not aware of any reason why any of the nominees, if elected, should be unable to serve as a director. The Company does not have any understanding or agreement with respect to the future election of any nominees named herein. The nominees, all of whom are currently serving as directors, their present principal occupations or employment, the year in which each first became a director and the number of shares of the Company beneficially owned by each on November 22, 2006, are:

Name	Principal Occupation or Employer	Age	Director Since	Number of Ordinary Shares Beneficially Owned as of August 8, 2006(2)

1. Gad Goldstein(1)	Chairman of the Board of	47	1994	330,628
	Directors of the Company;
	President of Formula

2. Arie Kilman	Director; Chief Executive Officer	53	2003	1,314,199	(2)

3. Iris Yahal	Director; Chief Financial Officer	45	1999	90,000	(2)

4. Shai Beilis(1)	Director; Chairman and Chief	56	1995
	Executive Officer of Formula
	Ventures

5. Naamit Salomon	Director; Vice President, Finance	42	2004	______
	of Formula

6. Guy Bernstein	Chief Financial Officer and	39	______
	member of the Board of Directors
	of Emblaze Ltd.

7. Aaron Crystal	Director; Chairman of the Board	62	1987	789,038
	of Cogniview.

8. Gur Shomron(3)	Director; Chairman of the Board	54	2005	______
	of Directors of Fidelis
	Diagnostics

9. Michael Chill(3)(4)	Outside Director; Co-head of	38	2003	______
	Direct Investments of Paramount
	Biocapital

10. Amira Berkovitz-Amir(1)(3)(4)	Outside Director	40	2004	______

(1)     Member of the Share Option Committee.
(2)     Includes options to purchase Ordinary Shares that are exercisable within 60 days of November 22, 2006.
(3)     Member of the Audit Committee.
(4)     An outside director under the Companies Law.

        Gad Goldstein has served as a Chairman of the Board of the Company since April 1998 and as a director of Formula since January 1985. Mr. Goldstein was the Vice President of Formula from 1985 through 1995 and was appointed President of Formula in 1995. He is also a director of other companies within the Formula Group, including Matrix IT Ltd., Magic Software Enterprises Ltd., Formula Vision Technologies (F.V.T.) Ltd. and Sapiens International Corporation N.V., all of which are publicly traded companies. Mr. Goldstein holds a BA in Economics and an MA in Business Administration, both from Tel Aviv University.

        Arie Kilman has served as Chief Executive Officer of the Company since May 2003. Mr. Kilman has also served as President and Chief Executive Officer of BluePhoenix Solutions B.V. since its inception in October 2001. In 1984, Mr. Kilman founded Liraz Systems Ltd., which was acquired in 2002 by the Company. Mr. Kilman managed Liraz since its inception and previously served as the President of Liraz. Between 1998 and 2000, Mr. Kilman served as Chief Executive Officer of Level 8 Systems Inc. Mr. Kilman holds a BA degree in Economics and Computer Science from New-York University.

        Iris Yahal has served as a director of the Company since January 1999 and as Chief Financial Officer of the Company since October 1995. In addition, Ms. Yahal served as the Controller of several other Formula subsidiaries until December 1996. From 1991 until 1996, Ms. Yahal served as the Controller of Transtech Control Ltd., a subsidiary of Formula Vision Technologies (F.V.T.) Ltd. Prior to 1991, Ms. Yahal worked as an auditor with Wallenstein and Co., a public accounting firm. Ms. Yahal holds a BA degree in Accounting and an MA in Business Administration, both from Tel Aviv University and is a Certified Public Accountant in Israel.

        Shai Beilis served as Chairman of the Board of the Company from December 1995 until April 1998 and as Vice Chairman of the Board from April 1998 until November 1999. Mr. Beilis continues to serve as a director of the Company. Mr. Beilis currently serves as Chairman and Chief Executive Officer of Formula Ventures Ltd. Mr. Beilis also served as a director of Formula from December 1997 to February 2005. From July 1993 to the beginning of 1995, Mr. Beilis served as the managing director of Clal Computers and Technology Ltd., an Israeli information technology company. Mr. Beilis holds a B.Sc. in Mathematics and Economics from the Hebrew University in Jerusalem and an M.Sc. in Computer Science from the Weizmann Institute of Science.

        Naamit Salomon joined the Company’s Board of Directors in December 2004. Ms. Salomon has served as Vice President, Finance of Formula since August 1997. Ms. Salomon also serves as a director of Magic Software Enterprises Ltd. and Sapiens International Corporation N.V., both publicly traded companies in the Formula Group. Ms. Salomon also serves as a director of Ki-Bi Mobile Technologies Ltd. From 1990 through August 1997, Ms. Salomon was a controller of two privately held companies in the Formula Group. Ms. Salomon holds a BA in Economics and Business Administration from Ben Gurion University and an LLM degree from Bar-Ilan University.

        Guy Bernstein has served as Chief Financial Officer and member of the Board of Directors of Emblaze since April 2004. From 1999 until 2004, Mr. Bernstein served as Chief Financial and Operations Officer of Magic Software Enterprises Ltd., a publicly traded company in the Formula Group. He also acted as the Interim CEO for subsidiaries of Magic: MSE Israel Ltd. and Coretech Consulting Group. From 1994 to 1997, Mr. Bernstein acted as senior manager at Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global. Mr. Bernstein holds a BA in Accounting and Economics from Tel-Aviv University and is a Certified Public Accountant in Israel.

        Aaron Crystal founded the Company (previously named Crystal System Solutions Ltd.) in 1987, and served as its Chief Executive Officer through 1996 and President through March 2005. Mr. Crystal has served as one of the Company’s directors since the Company’s formation. Between November 1999 and December 2004, he also served as Vice Chairman of the Board of Directors. From 2004, Mr. Crystal has served as Chairman of the Board of a privately held software company, Cogniview Ltd. From 1983 to 1987 Mr. Crystal was Vice President, Technical Support of Mehish Computer Services.

        Gur Shomron joined the Company’s Board of Directors and was appointed as a member of the Audit Committee in July 2005. Mr. Shomron has served as the Chairman of the Board of Directors of Fidelis Diagnostics Inc. since 2004. Prior to that, Mr. Shomron served as Venture Partner at StageOne VC fund. Mr. Shomron is also a management consultant for Bet Israel 101 Ltd. and serves as a director of Mainsoft Corporation Inc., a subsidiary of the Company, and of several other privately-held high technology companies.

        Michael Chill has served as one of the Company’s outside directors and as a member of the Audit Committee since July 2003. From July 2005, Mr. Chill has served as Co-head of the Direct Investments at Paramount Biocapital Asset Management Inc., a venture capital hedge fund and broker dealer. Prior to that, Mr. Chill served as an analyst and independent advisor to various high technology companies and venture capital firms both in Israel and the United States. During 2000 and the first half of 2001, Mr. Chill served as the President and head of investment banking department at Jerusalem Global Ltd., a venture capital and investment banking firm. Prior to that, from 1999, Mr. Chill served as a managing director in the technology investment banking group at Gruntal and Co. Mr. Chill holds a B.S. in Accounting from the Sy Syms School of Business at Yeshiva University and an MBA from the Columbia Business School.

        Amira Berkovitz-Amir has served as one of the Company’s outside directors and as a member of the Audit Committee since December 2004. Until October, 2005, Ms. Berkovitz-Amir served as Vice President Finance of Of-Tov Products (2001) Ltd., a manufacturer in the food industry and a member of Osem Industries Group. Previously, Ms. Berkovitz-Amir served as Vice President Finance and Controller of Pri-Hagalil Industries, a manufacturer in the food industry. Ms. Berkovitz-Amir holds a BA in Economics and Accounting and an MA in Business Administration, both from the Hebrew University. Ms. Berkovitz-Amir is a Certified Public Accountant (Isr.).

        The Articles of Association of the Company provide that a director may appoint another person to serve as his alternate with all the rights and obligations of the appointing director, except the right to appoint a further alternate. The alternate director may not act at any meeting at which the director appointing him is present. Unless the time period or scope of any such appointment is limited by the appointing director, such appointment is effective for all purposes and for an indefinite time, but will expire upon the expiration of the appointing director’s term. An alternate director is solely responsible for his own acts and defaults, and is not the agent of the appointing director. To date, no alternate directors serve on behalf of the directors of the Company. Under the Companies Law, the outside directors may not appoint alternates to serve on the Board of Directors.

        In addition, the Articles of Association of the Company provide that the Board of Directors may delegate any or all of its powers to one or more committees of the Board, as permitted under the Companies Law, subject to the limitations and restrictions that the Board may from time to time prescribe. The Board has appointed an Audit Committee and a Share Option Committee.

        Remuneration and Other Information

        The following table sets forth with respect to all directors of the Company as a group, all remuneration paid to them by the Company, whether in their capacity as directors or otherwise, during the fiscal year ended December 31, 2005:

	Cash and cash-equivalent forms of Remuneration
	Salaries, fees, directors' fees, commissions and Bonuses	Securities or property, insurance benefits or reimbursements, and Personal benefits

All directors as a group (consisting of 10
persons)	$493,024 (1)	220,000

(1)	The aggregate remuneration set forth in the foregoing paragraph does not give effect to amounts paid to Formula under the terms of a management agreement, as consideration for management services rendered to the Company by certain directors designated by Formula, which currently include Gad Goldstein, Dan Goldstein and Naamit Salomon. Fees payable by the Company to Formula under this agreement for the year ended December 31, 2005 amounted to $180,000.

        It is proposed that at the Annual General Meeting, the following resolution be adopted:

“RESOLVED, that Mr. Gad Goldstein, Mr. Arie Kilman, Ms. Iris Yahal, Mr. Shai Beilis, Ms. Naamit Salomon, Mr. Gur Shomron, Mr. Guy Bernstein and Mr. Aaron Crystal be, and hereby are, elected to serve as members of the Board of Directors of the Company until the next annual general meeting.”

ITEM 2 – REAPPOINTMENT OF AUDITORS

        Based upon the recommendation of the Audit Committee, the Board of Directors recommends Ziv Haft, Certified Public Accountants (Israel), a BDO member firm, for reappointment as the independent auditor of the Company for the period ending on the date of the next annual general meeting. Ziv Haft has no relationship with the Company or with any affiliate of the Company except as an auditor and, to a limited extent, as tax consultants. The Board of Directors and the Audit Committee believe that such limited non-audit function does not affect the independence of Ziv Haft. Ziv Haft has served as the independent auditor of the Company since 1993.

        In accordance with the provisions of the Companies Law, the Board of Directors will present at the Meeting the compensation payable to Ziv Haft for its services as an independent auditor of the Company for the fiscal year ended December 31, 2005, as approved by the Audit Committee and the Board of Directors.

        It is proposed that at the Annual General Meeting, the following resolution be adopted:

“RESOLVED, that the Company’s auditor, Ziv Haft, be, and it hereby is, reappointed as the auditor of the Company for a period ending on the date of the next annual general meeting.”

        The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for approval of the resolution reappointing Ziv Haft as auditor of the Company.

        The Board of Directors recommends a vote FOR approval of this proposed resolution.

ITEM 3 – APPROVAL OF COMPENSATION
OF OFFICERS WHO ARE ALSO DIRECTORS OF THE COMPANY

        Under the Companies Law, the payment of compensation to directors of the Company, whether in their capacity as directors or otherwise, requires shareholders approval. However, payment of compensation to outside directors does not require shareholder approval if made in accordance with regulations promulgated under the Companies Law. Mr. Kilman and Ms. Yahal, who are directors of the Company, also serve as the Company’s Chief Executive Officer and Chief Financial Officer, respectively.

        Prior to the Meeting, the Company’s Audit Committee and the Board of Directors approved (with Mr. Kilman and Ms. Yahal abstaining, each with respect to their own compensation), subject to the approval of the shareholders of the Company, the compensation to the Company’s Chief Executive Officer, Mr. Kilman, and the Company’s Chief Financial Officer, Ms. Yahal, including acceleration of vesting of options to purchase Ordinary Shares previously granted.

        It is proposed that at the Annual General Meeting, the following resolution be adopted:

“RESOLVED that, in compliance with the requirements of the Companies Law, 1999, the remuneration of Mr. Kilman, the Chief Executive Officer, and Ms. Yahal, the Chief Financial Officer, including acceleration of vesting of options to purchase Ordinary Shares previously granted, as approved by the Audit Committee and the Board of Directors be, and the same hereby is, approved.”

        The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for approval of this proposed resolution.

        The Board of Directors recommends a vote FOR approval of this proposed resolution. Whereas Mr. Kilman and Ms. Yahal have an interest in the foregoing proposed resolution, each of Mr. Kilman and Ms. Yahal refrains from making a recommendation with respect to such resolution to the extent that it applies to his or her own compensation.

ITEM 4 – ACCEPTANCE AND CONSIDERATION
OF THE FINANCIAL STATEMENTS

        At the Annual General Meeting, the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2005 and the Auditor’s Report in respect thereto will be presented and considered. A copy of the Company’s annual report on Form 20-F for the year ended December 31, 2005 is available at the Company’s website, www.bphx.com.

This item does not involve a vote of the shareholders.

By Order of the Board of Directors, GAD GOLDSTEIN Chairman of the Board of Directors

Dated: November 22, 2006